EXHIBIT 99.1

Elbit Vision Systems Announces Closing of Private Placement

CAESAREA, Israel, Dec. 11, 2012 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), announces the closing on December 10, 2012, of a non-brokered private placement with Mr. Avi Gross. The Company issued and sold  5,263,158 ordinary shares to Mr. Gross at a price of $0.095 per ordinary share for gross proceeds of $500,000 and Mr. Gross provided a $300,000 convertible loan to the Company which may be converted in whole or in part at a price per share of $0.095, within 6 months of the closing date. Should the loan not be converted, the principal and interest (at LIBOR per annum) will be repayable over the following 12 months.

As part of the investment, Mr. Gross has also received two warrants to purchase ordinary shares of the Company. The first warrant is exercisable for up to $200,000 of ordinary shares, subject to adjustment, during the 6 month period following the issuance of the warrant at a price per share of $0.095/share. The second warrant is exercisable for up to $1,000,000 of ordinary shares, subject to adjustment, during the period between from the 6 month anniversary of the closing until February 5, 2015. The exercise price of the second warrant is $0.20 per share unless the Company achieves gross revenues of less than $19,000,000 for the year ending December 31, 2014, in which case the exercise price shall be reduced to $0.17 per share. Exercise of the second warrant will be contingent on Mr. Gross converting and/or exercising at least 50% of the aggregate number of shares issuable under both the loan and the first warrant, and the amount issuable will be proportionally reduced based on the aggregate portion of the convertible loan converted and the first warrant exercised.

Following the investment Mr. Gross will hold approximately 7.025% of the outstanding share capital of the Company (not including the shares issuable under the convertible loan and warrants), immediately following the closing.

Mr. Gross is entitled to appoint an observer to the Company's board of directors, and should he convert and/or exercise at least 50% of the value of loan and the first warrant, he will be entitled to appoint a member of the board.

The proceeds of the transaction will be used principally for the expansion of the Company's marketing efforts and activities mainly in Asia and South America.

Sam Cohen, CEO of EVS commented, "We are delighted that Mr. Avi Gross has agreed to become part of EVS. Mr. Gross brings a wealth of knowledge from his lifetime of successful business experience in the textile industry worldwide which EVS has identified as our primary growth sector.  He shares our belief in and commitment towards this dynamic market.  His global business network will be an asset to our marketing strategy while his extensive experience will be a resource for our expanding product portfolio."

Avi Gross said, "I am excited to partner with the excellent management team at EVS. The company has developed incredibly innovative vision inspection products which address a real need in the textile industry, and I look forward to contributing to the company's future success."

The securities offered and sold in the above referenced private placement financing have not been registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. The words "believe," "expect," "intend," "will," "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il